Exhibit 11.1
Statement regarding computation of earnings per share

	2005		2004		2003
(In thousands; per-share amounts in Reais)	Diluted	Basic	Diluted	Basic	Diluted	Basic

CONSOLIDATED
Net earnings available for per-share calculation	$141,529	$141,529	$75,142	$75,142	$58,458	$58,458

AVERAGE EQUIVALENT SHARES
Shares of TmarPart common stock outstanding	3,432,901	3,432,901	3,432,901	3,432,901	3,432,901	3,432,901
Employee compensation-related shares, including stock options	—	—	—	—	—	—

Total average equivalent shares	3,432,901	3,432,901	3,432,901	3,432,901	3,432,901	3,432,901

PER-SHARE AMOUNTS
Net earnings per share	$0.04	$0.04	$0.02	$0.02	$0.02	$0.02